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SEC FILE NUMBER
8-14100

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: VP Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Financial Plaza
(No. and Street)

Hartford	CT	06103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David G. Hanley	860 263-4712	david.hanley@virtus.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche, LLP
(Name – if individual, state last, first, and middle name)

185 Asylum Street	Hartford	CT	06103-3402
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David G. Hanley, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of VP Distributors, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Senior Vice President and Treasurer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VP Distributors, LLC

(A wholly-owned subsidiary of Virtus Partners, Inc.)
(SEC I.D. No. 8-14100)
Financial Statements
with Supplementary Information
As of and for the year ended December 31, 2024, and
Report of Independent Registered Public Accounting Firm

Deloitte.

Deloitte & Touche LLP
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: + 1 860 725 3000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of VP Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of VP Distributors, LLC (the "Company") as of December 31, 2024, and the related statements of operations, cash flows, and changes in member's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 7 to the financial statements, the financial statements include significant transactions with Virtus Investment Partners, Inc.'s subsidiaries and are not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated company.

Report on Supplemental Schedules

The accompanying supplemental schedules h, j, and m (collectively "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements

or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte + Touche LLP

February 28, 2025

We have served as the Company's auditor since 2018.

VP Distributors, LLC

(A wholly-owned subsidiary of Virtus Partners, Inc.)

Statement of Financial Condition

(in thousands)		As of December 31, 2024
Assets		
Cash	$	24,158
Investments		23,658
Accounts receivable		4,288
Deferred commissions		963
Deferred taxes, net		1,384
Due from affiliates		484
Prepaid expenses		1,062
Other assets		196
Total assets	$	56,193
Liabilities and Member's Equity		
Accrued compensation and benefits	$	9,263
Accounts payable and other accrued liabilities		9,381
Distribution and service fees payable		3,519
Due to affiliates		7,327
Total liabilities		29,490
Commitments and Contingencies (Note 8)		
Member's Equity		
Total member's equity		26,703
Total liabilities and member's equity	$	56,193

The accompanying notes are an integral part of these financial statements.

VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Operations

(in thousands)		For the Year Ended December 31, 2024
Revenues		
Related party marketing fees	$	116,787
Distribution and service fees		54,747
Other income and fees		3,456
Total revenues		174,990
Expenses		
Employment expenses		53,860
Distribution expenses		80,937
Other expenses		15,483
Related party business support expenses		5,365
Total expenses		155,645
Income before income taxes		19,345
Provision for income taxes		5,416
Net Income	$	13,929

The accompanying notes are an integral part of these financial statements.

VP Distributors, LLC

(A wholly-owned subsidiary of Virtus Partners, Inc.)

Statement of Changes in Member's Equity

(in thousands)	Total Member's Equity
Balance at December 31, 2023	$ 31,274
Net income	13,929
Distribution to member	(18,500)
Balance at December 31, 2024	$ 26,703

The accompanying notes are an integral part of these financial statements.

VP Distributors, LLC

(A wholly-owned subsidiary of Virtus Partners, Inc.)

Statement of Cash Flows

(in thousands)		For the Year Ended December 31, 2024
Cash flows from operating activities:		
Net income	$	13,929
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of deferred commissions		1,700
Realized/unrealized (gains)/losses on investments		(469)
Deferred taxes, net		79
Changes in operating assets and liabilities:		
(Purchase)/sale of investments		969
Accounts receivable and other assets		951
Increase (decrease) in deferred commissions		(1,870)
Due from affiliates		487
Accrued compensation and benefits		306
Accounts payable and other accrued liabilities		497
Due to affiliates		368
Distribution and service fees payable		(729)
Income taxes		(1,576)
Net cash provided by operating activities		14,642
Cash flows from investing activities:		
Capital expenditures		(52)
Net cash used in investing activities		(52)
Cash flows from financing activities:		
Distribution to member		(18,500)
Net cash used in financing activities		(18,500)
Net decrease in cash		(3,910)
Cash, beginning of year		28,068
Cash, end of year	$	24,158

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

VP Distributors, LLC ("VPD" or the "Company"), is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, principally serving the United States markets as a distributor for certain related open-end mutual funds, exchange traded funds and separately managed account products, some of which are registered with the Securities and Exchange Commission ("SEC"), and is also program manager and distributor of a qualified tuition plan under Section 529 of the Internal Revenue Code ("529 Plan").

VPD is a direct wholly-owned subsidiary of Virtus Partners, Inc. ("VP"). VP is a direct wholly-owned subsidiary of Virtus Investment Partners, Inc. ("Virtus" and "parent").

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The Company's significant accounting policies, which have been consistently applied, are as follows:

Use of Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management believes the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks. Cash deposits at a financial institution may exceed Federal Deposit Insurance Corporation insurance limits.

Investments

Investments consist of investments in Virtus' sponsored funds and are carried at fair value. These securities are marked to market based on the respective publicly quoted net asset values of the funds or market prices of the equity securities or bonds. Transactions in these securities are recorded on a trade date basis. Any unrealized appreciation or depreciation on investment securities is reported on the Statement of Operations within other income and fees.

Deferred Commissions

Deferred commissions are commissions paid to broker-dealers on sales of certain mutual fund share classes. Deferred commissions are recovered by the receipt of monthly asset-based distributor fees from the mutual funds or contingent deferred sales charges received upon redemption of shares within the contingent deferred sales charge period, depending on the fund share class. The deferred costs resulting from the sale of shares are amortized on a straight-line basis over the period during which redemptions by the purchasing shareholder are subject to a contingent deferred sales charge, depending on the fund share class, or until the underlying shares are redeemed. Deferred commissions are periodically assessed for impairment, and an impairment charge is recorded, as appropriate.

Revenue Recognition

Distribution and service fees are asset-based fees earned for distribution services related to open-end funds and exchange traded funds. Fees for open-end funds primarily consist of an asset-based fee, depending on the fund type or share class, that is charged to the fund over a period of years to cover allowable sales and marketing expenses for the fund or front-end sales charges which are based on a percentage of the offering price. Asset-based distribution and service fees are primarily based on percentages of the average daily net assets value and are paid monthly pursuant to the terms of the respective distribution and service fee contracts.

The Company recognizes revenue when a performance obligation is satisfied, which occurs when control of the services is transferred to customers. Distribution and service fees represent two performance obligations comprised of distribution and related shareholder servicing activities. Distribution services are generally satisfied upon the sale of a fund share. Shareholder servicing activities are generally services satisfied over time. The net asset values from which distribution and service fees are calculated are variable in nature and subject to factors outside the Company's control such as additional investments, withdrawals and market performance. Because of this, these fees are considered constrained until the end of the contractual measurement period (monthly) which is when asset values are generally determinable.

The Company distributes its open-end funds and exchange traded funds through unaffiliated financial intermediaries that comprise national and regional broker dealers. These unaffiliated financial intermediaries provide distribution and shareholder service activities on behalf of the Company. The Company passes related distribution and service fees to these unaffiliated financial intermediaries for these services and considers itself the principal in these arrangements as it has control of the services prior to the services being transferred to the customer. These payments are classified within distribution expenses.

Other income and fees consist primarily of 529 Plan program management fees and redemption income on the early redemption of certain share classes of mutual funds.

Related Party Marketing Fees and Related Party Business Support Expenses

Marketing fee revenue earned on open-end and exchange traded funds and business support expenses are computed based upon written contractual agreements with certain affiliates. Marketing fees from affiliates are recorded as revenue during the period in which the performance obligation is satisfied and cover retail sales, marketing and administration costs incurred by the Company on behalf of certain affiliates and are paid pursuant to the terms of the respective contractual agreements, which require monthly or quarterly payment.

Certain affiliates provide business management and support services, including but not limited to accounting, human resource, legal, compliance, IT support services and office space, the costs for which are allocated to the Company and reimbursed to the respective affiliates a month in arrears pursuant to the terms of the agreement.

Distribution Expenses

Distribution expenses consist primarily of payments to third-party distribution partners for providing services to investors in the Company's open-end funds and exchange traded funds and payments to third-party service providers for investment management related services. These payments are primarily based on percentages of assets under management or revenues. These expenses also include the amortization of deferred sales commissions related to up-front commissions on shares sold without a front-end sales charge to shareholders.

Advertising and Promotion

Advertising and promotional costs are classified in other expenses in the Statement of Operations. The Company expenses all advertising and promotional costs as incurred.

Stock-based Compensation

Stock-based compensation is granted by Virtus. The Company accounts for stock-based compensation expense in accordance with Accounting Standards Codification ("ASC") 718, *Compensation-Stock Compensation,* which requires the measurement and recognition of compensation expense for share-based awards based on the estimated fair value on the date of grant and is classified in employment expenses in the Statement of Operations. Forfeitures are recognized as they occur.

Employees may be granted equity-based awards, including restricted stock units ("RSUs"), performance stock units ("PSUs"), stock options and unrestricted shares of Virtus common stock. RSUs are stock awards that entitle the holder to receive shares of Virtus' common stock as the award vests over time or when certain performance metrics are achieved. The fair value of each RSU award is based on the fair market value price on the date of grant unless it contains a performance metric that is considered a "market condition." Compensation expense for RSU awards is recognized ratably over the vesting period on a straight-line basis. The value of RSUs that contain a performance metric is determined based on (i) the fair market value price on the date of grant, for awards that contain a performance metric that represents a "performance condition" in accordance with ASC 718, or (ii) the Monte-Carlo simulation valuation model for awards that contain a "market condition" performance metric under ASC 718. Compensation expense for PSU awards that contain a market condition is fixed at the date of grant and will not be adjusted in future periods based upon the achievement of the market condition. Compensation expense for PSU awards with a performance condition is recorded each period based upon a probability assessment of the expected outcome of the performance metric with a final adjustment upon the final outcome.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes,* which permits recognition of the amount of taxes payable or refundable for the current year, as well as deferred tax liabilities and assets for the future tax consequences of events that have been included in the Company's financial statements or tax returns. Deferred tax liabilities and assets result from differences between the book value and tax basis of the Company's assets, liabilities and carry-forwards, such as net operating losses or tax credits.

The Company is a single member limited liability company, which allows it to be disregarded as a separate legal entity under federal and certain state income tax reporting requirements. As such, the Company's operating activities are considered those of its parent company and included in its parent's consolidated federal income tax return and in certain combined state income tax returns. In addition to the combined state income tax returns, the Company also files separate tax returns for certain other state jurisdictions where appropriate.

The Company is treated as a separate subsidiary in the tax sharing arrangement by and among Virtus and Virtus' subsidiaries. Pursuant to this arrangement, federal and state income taxes are allocated as if they had been calculated by each subsidiary on a separate company basis, except that benefits for any net operating loss or other tax credit used to offset a tax liability of the consolidated group will be provided to the extent such loss or credit is expected to be utilized in the consolidated federal or combined state returns. Thus, income taxes reflected in these financial statements represent amounts allocated to the Company under its respective arrangement with Virtus.

The Company's methodology for determining the realizability of deferred tax assets includes consideration of taxable income in prior carryback year(s) if carryback is permitted under the tax law, as well as consideration of the reversal of deferred tax liabilities that are in the same period and jurisdiction and are of the same character as the temporary differences that gave rise to the deferred tax assets. The Company's methodology also includes estimates of future taxable income from its operations, as well as the expiration dates and amounts of carry-forwards related to net operating losses and capital losses. These estimates are projected through the life of the related deferred tax assets based on assumptions that the Company believes to be reasonable and consistent with demonstrated operating results. Changes in future operating results not currently forecasted may have a significant impact on the realization of deferred tax assets. Valuation allowances are provided when it is determined that it is more likely than not that the benefit of deferred tax assets will not be realized.

The Company records benefits for uncertain tax positions in accordance with the provisions of ASC 740, *Income Taxes*, based on an assessment of whether the position is more likely than not to be sustained by the taxing authorities. If this threshold is not met, no tax benefit of the uncertain tax position is recognized. If the threshold is met, the tax benefit that is recognized is the largest amount that is greater than 50% likely of being realized upon ultimate settlement. This analysis presumes the taxing authorities' full knowledge of the positions taken and all relevant facts. The Company's policy is to record interest and penalties related to uncertain tax positions as a component of the provision for income taxes on the Statement of Operations.

Fair Value Measurements and Fair Value of Financial Instruments

ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. The Financial Accounting Standards Board (the "FASB") defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels as follows:

Level 1—Unadjusted quoted prices for identical instruments in active markets. Level 1 assets and liabilities may include debt securities and equity securities that are traded in an active exchange market.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs may include observable market data such as closing market prices provided by independent pricing services after considering factors such as the yields or prices of comparable investments of comparable quality, coupon, maturity, call rights and other potential prepayments, terms and type, reported transactions, indications as to values from dealers and general market conditions. In addition, pricing services may determine the fair value of equity securities traded principally in foreign markets when it has been determined that there has been a significant trend in the U.S. equity markets or in index futures trading. Level 2 assets and liabilities may include debt and equity securities, purchased loans and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable market data inputs.

Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable in active exchange markets.

At December 31, 2024, the Company's recurring fair value measurements consist of investments in mutual funds for which Virtus acts as the investment manager. The fair value of mutual funds is determined based on their published net asset values and are categorized as Level 1.

Cash, accounts receivable, accounts payable and accrued liabilities equal or approximate fair value based on the short-term nature of these instruments.

Segment Information

ASC 280, Segment Reporting, establishes disclosure requirements relating to operating segments in annual and interim financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker ("CODM") in deciding how to allocate resources to the segment and assess its performance. The Company's chief financial officer is the Company's CODM. The Company operates in one business segment, namely as a distributor for certain related open-end mutual funds, exchange traded funds and separately managed account products and also program manager and distributor of a qualified 529 Plan. The Company's determination that it operates in one business segment is based on the fact that the Company is engaged in a single line of business as a securities broker-dealer.

Recent Accounting Pronouncements

New Accounting Standards Implemented

In November 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280)*. This standard updates reportable segment disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss and provides new segment disclosure requirements for entities with a single reportable segment. This standard is effective for annual filings of fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted, with the amendments to be applied retrospectively to all prior periods presented in the financial statements. The Company adopted this standard in this annual filing. See Note 9 for a discussion of the Company's segment information.

New Accounting Standards Not Yet Implemented

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740)*. This standard updates income tax disclosure requirements by requiring disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. This standard is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company has evaluated the impact of adopting this standard and, at this time, does not anticipate it will have a material impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)*. This standard requires enhanced disclosures of certain expense captions presented on the face of the statement of operations. This standard is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted with amendments to be applied either prospectively or retrospectively to any or all prior periods presented in the financial statements. The Company is in the process of evaluating the impact of adopting this standard and, at this time, does not anticipate it will have a material impact on its financial statements.

3. Investments

Investments consist of investments in Virtus' sponsored mutual funds. The composition of the Company's investments was as follows:

	December 31, 2024	
	Cost	Fair Value
(in thousands)		
Investment securities:		
Sponsored mutual funds	$ 21,051	$ 23,658
Total investment securities:	$ 21,051	$ 23,658

4. Income Taxes

The components of the provision for income taxes are as follows:

(in thousands)	For the Year Ended December 31, 2024
Current	
Federal	$ 4,057
State	1,280
Total current tax expense	5,337
Deferred	
Federal	62
State	17
Total deferred tax expense	79
Total provision for income taxes	$ 5,416

The deferred tax effects of temporary differences are as follows:

(in thousands)	December 31, 2024
Deferred tax assets (liabilities):	
Accrued employee compensation & benefits	$ 1,384
Deferred tax assets, net	$ 1,384

The Company is no longer subject to income tax examinations for years prior to 2020.

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense recognized in the Statement of Operations:

	For the Year Ended December 31, 2024
Statutory rate	21.0 %
State income taxes, net of federal benefit	5.3 %
Valuation allowance	(0.5)%
Non-deductible compensation	1.5 %
Other	0.7 %
Effective income tax rate	28.0 %

5. Stock-Based Compensation

Virtus has an Omnibus Incentive and Equity Plan (the "Plan") under which officers, employees and directors of Virtus and Virtus' subsidiaries may be granted equity-based awards, including restricted stock units ("RSUs"), performance stock units ("PSUs"), stock options and unrestricted shares of Virtus common stock.

Restricted Stock Units

Each RSU entitles the holder to one share of Virtus common stock when the restriction expires. RSUs generally have a term of one to three years and may be time-vested or performance-contingent. The fair value of each RSU is based on the closing market price of Virtus' common stock on the date of grant unless it contains a performance metric that is considered a market condition. RSUs that contain a market condition are valued using a Monte-Carlo simulation valuation model. Shares that are issued upon vesting are newly issued shares from the Plan and are not issued from Virtus treasury stock.

RSU activity for the year ended December 31, 2024 is summarized as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2023	26,550	$ 220.78
Granted	11,660	$ 228.47
Forfeited	(1,119)	$ 260.01
Settled	(9,130)	$ 257.98
Outstanding at December 31, 2024	27,961	$ 210.27

The total stock-based compensation recorded was $1.8 million for the year ended December 31, 2024. The total remaining unamortized stock-based compensation was $2.1 million at December 31, 2024.

6. Capital and Reserve Requirement Information

As a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority, the Company is subject to certain rules regarding minimum net capital. The Company operates pursuant to Rule 15c3-1, (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has elected to use the alternative method, permitted by the Rule, which requires it to maintain minimum net capital, as defined, no less than the greater of $250,000 or 2% of aggregate debit items. Since the Company does not carry customer accounts and does not have customer debits, the minimum net

capital required is $250,000. As of December 31, 2024, the Company had net capital of $14.5 million, which was $14.2 million in excess of its minimum requirement under the Rule.

The operations of the Company do not include the physical handling of securities or the maintenance of open customer accounts. The Company is exempt from the provisions of Rule 15c3-3 under the Exchange Act in accordance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the following non-covered activities: (1) distributing shares of a 529 plan and investment companies registered under the Investment Company Act of 1940, as amended, and whose shares are registered under the Securities Act of 1933; and, (2) referring business to other broker-dealers.

7. Related Party Transactions

The Company engages in transactions with a number of related parties, which includes the related party marketing fees and related party business support services disclosed in Note 2 and certain other expenses that are paid by Virtus affiliates on the Company's behalf including income taxes as disclosed in Note 5 and other operating expenses. During 2024, the Company earned $116.8 million of related party marketing fees which represent 66.7% of total revenues.

During 2024, the Company paid $18.5 million in dividend distributions to Virtus.

As a result of these related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results of operations or cash flows that would have been attained if the Company operated as an unaffiliated entity.

Receivables and Payables from Related Parties

At December 31, 2024, $0.5 million was recorded as due from affiliates which consisted of related party marketing fees from Virtus affiliates. At December 31, 2024, $7.3 million was recorded as due to affiliates, which primarily relates to operating costs paid by VP on the Company's behalf.

8. Commitments and Contingencies

The Company is involved from time to time in litigation and arbitration, as well as examinations, inquiries and investigations by various regulatory bodies, involving its compliance with, among other things, securities laws, client investment guidelines, laws governing the activities of broker-dealers and other laws and regulations affecting its products and other activities.

The Company records a liability when it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. Based on information currently available, available insurance coverage, indemnities and established reserves, the Company believes that the outcomes of its legal and regulatory proceedings are not likely, either individually or in the aggregate, to have a material adverse effect on the Company's results of operations, cash flows or its financial condition. However, in the event of unexpected subsequent developments, and given the inherent unpredictability of these legal and regulatory matters, the Company can provide no assurance that its assessment of any legal matter will reflect the ultimate outcome, and an adverse outcome in certain matters could have a material adverse effect on the Company's results of operations or cash flows in particular quarterly or annual periods.

9. Segments

The Company has identified its chief financial officer as the chief operating decision maker ("CODM"), who has final authority over resource allocation decisions and performance assessment. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

The CODM utilizes net income to evaluate the results of the business, predominantly in the forecasting process and to assess the performance of the Company. Additionally, excess net capital (see Note 6), which is not a measure of profit and loss, is reviewed to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. Assets provided to the CODM are consistent with those reported on the Statement of Financial Condition.

As a single business operating segment, all revenues and significant expense items are outlined in the Statement of Operations. Explanations of the nature of these revenues and expenses can be found in the summary of significant accounting policies (see Note 2). The CODM does not receive financial information that is more disaggregated than the financial statements contained within this report.

10. Concentration of Credit Risk

For the year ended December 31, 2024 the following fund provided over 10% of total revenues of the Company:

Virtus Income & Growth Fund - 14.8%

11. Retirement Savings Plan

Employees of the Company are eligible to participate in several employee benefit programs sponsored by Virtus, including certain health care benefits, life insurance and a defined contribution 401(k) retirement plan (the "401(k) Plan") administered by a third party. For the 401(k) Plan, employees may contribute a percentage of their eligible compensation into the 401(k) Plan, subject to certain limitations imposed by the Internal Revenue Code. The Company matches employees' contributions at a rate of 100% of employees' contributions up to the first 5.0% of the employees' compensation contributed to the 401(k) Plan. The matching contribution was $1.6 million in 2024.

12. Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued. The Company is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

VP Distributors, LLC **Schedule H**

(A Wholly-owned subsidiary of Virtus Partners, Inc.) **Supplementary Information**

Computation of Net Capital

Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2024

(in thousands)

Net Capital		
Total member's equity		$ 26,703
Less nonallowable assets:		
Accounts receivable	$ 4,288	
Deferred commissions	963	
Receivable from affiliates	484	
Deferred taxes, net	1,384	
Prepaid expenses	1,062	
Other assets	196	(8,377)
Net capital before specific reduction in the market value of securities		18,326
Less securities haircuts pursuant to Rule 15c3-1		3,873
Net capital		$ 14,453

Computation of Alternative Net Capital Requirement

2% of combined aggregate debit items as shown in Formula to Rule 15c3-3 prepared as of the date of net capital computation including both for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ —
Minimum dollar net capital requirement of reporting broker	$ 250
Net capital requirement	$ 250
Excess net capital	$ 14,203
Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$ 14,153

Note A - Statement Pursuant to Paragraph (d)(2)(iii) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by VPD in Part II-A of the unaudited FOCUS Report on Form X-17A-5/A, as of December 31, 2024.

VP Distributors, LLC **Schedule J**

(A Wholly-owned subsidiary of Virtus Partners, Inc.) **Supplementary Information**

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2024

The Company does not carry customer accounts or otherwise hold customer funds. The Company has no possession or control obligations under the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company limits its business activities exclusively to the following non-covered activities: (1) distributing shares of a 529 plan and investment companies registered under the Investment Company Act of 1940, as amended, and whose shares are registered under the Securities Act of 1933; and, (2) referring business to other broker-dealers.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2024

The Company does not carry customer accounts or otherwise hold customer funds. The Company has no possession or control obligations under the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company limits its business activities exclusively to the following non-covered activities: (1) distributing shares of a 529 plan and investment companies registered under the Investment Company Act of 1940, as amended, and whose shares are registered under the Securities Act of 1933; and, (2) referring business to other broker-dealers.

VIRTUS
VP DISTRIBUTORS
One Financial Plaza
Hartford, CT 06103 | 800.248.7971 | VIRTUS.COM

VP Distributors, LLC's Exemption Report

VP Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the following non-covered activities: (1) distributing shares of a 529 plan and investment companies registered under the Investment Company Act of 1940, as amended, and whose shares are registered under the Securities Act of 1933; and, (2) referring business to other broker-dealers, and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024 without exception.

VP Distributors, LLC

I, David G Hanley, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

David G. Hanley

Title: Senior Vice President and Treasurer
February 28, 2025

Deloitte.

Deloitte & Touche LLP
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: + 1 860 725 3000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of VP Distributors, LLC

We have reviewed management's statements, included in the accompanying VP Distributors, LLC's Exemption Report (the "Exemption Report"), in which VP Distributors, LLC (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2024, without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74.

Deloitte + Touche LLP

February 28, 2025